May 11, 2007
Office of Registration and Reports
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE: Gladstone Investment Corporation Fidelity Bond
Ladies and Gentlemen:
     On behalf of Gladstone Investment Corporation (the “Company”), I enclose the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):
     1. Amendments to the Company’s prior Crime Blanket Bond Coverage Policy No. 412PB0831, in the amount of $5,000,000, a joint insured bond for which premiums have been paid for the period from November 25, 2006 through April 13, 2007, adding Gladstone Land Corporation and Gladstone Participation, LLC as joint insureds (the “Joint Insured Bond”).
     2.  Agreement to the Joint Insured Bond removing the Company and Gladstone Capital Corporation as named insureds effective April 13, 2007.
     3. Agreements Regarding Fidelity Bonding between the Company and all of the other named insureds under the Bond executed as of the respective dates of addition of Gladstone Land Corporation and Gladstone Participation, LLC to the Joint Insured Bond.
     4. The allocation of premiums between all joint insureds under the Joint Insured Bond.
     5. The Company’s current Investment Company Blanket Bond Policy No. 412PB0895 in the amount of $3,000,000, a single insured bond for which premiums have been paid for the period from April 13, 2007 through November 25, 2007.
     6. Resolutions adopted at a joint meeting of the Boards of Directors of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation on April 11, 2007 in which a majority of the Directors who are not interested, as that term is defined under the 1940 Act, ratified and approved the amendments to the prior Joint Insured Bond and the Company’s execution of the current Single Insured Bond.

     Thank you for your assistance. Should you have any questions, please feel free to call me at 703-287-5823.
Sincerely,
GLADSTONE INVESTMENT CORPORATION
/s/ Allyson Williams
Allyson Williams
Chief Compliance Officer

Exhibit List
99.1	Amendments to Joint Insured Bond

99.2	Agreements Among Insureds Under Joint Insured Bond

99.3	Allocation of Premium Under Joint Insured Bond

99.4	Single Insured Bond

99.5	Resolutions adopted at a joint meeting of the Boards of Directors of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation on April 11, 2007